United States securities and exchange commission logo





                              January 18, 2023

       Joy Weiss
       President and Chief Executive Officer
       Tempo Automation Holdings, Inc.
       2460 Alameda Street
       San Francisco, CA 94103

                                                        Re: Tempo Automation
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2022
                                                            File No. 333-268958

       Dear Joy Weiss:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 22, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants
being registered for resale. Highlight any differences in the current trading price, the
prices that the Sponsor, the PIPE investors, private placement investors and other selling
securityholders acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the Sponsor, the PIPE investors,
private placement investors and other selling securityholders may experience a positive
rate of return based on the current trading price, the public securityholders may not
experience a similar rate of return on the securities they
                                                        purchased due to
differences in the purchase prices and the current trading price. Please also disclose the
potential profit the selling securityholders will earn based on the current
 Joy Weiss
Tempo Automation Holdings, Inc.
January 18, 2023
Page 2
         trading price. Lastly, please include appropriate risk factor disclosure.
Cover Page

2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholder for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Summary Risk Factors, page 4

4. Please expand this section and the Risk Factors section to include appropriate risk factors to disclose the risks presented by the common stock purchase agreement. For instance, the risk factors should discuss, without limitation:

             The dilutive effect of the pricing mechanism on existing security holders; and
             The likelihood that you will have access to the full amount available under the common stock purchase agreement.
Risk Factors, page 8

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is
FirstName LastNameJoy Weiss
       significantly below the SPAC IPO price, the private investors have an incentive to sell
Comapany    NameTempo
       because            Automation
                they will still profit onHoldings, Inc. of the lower price that they purchased their sales because
Januaryshares thanPage
         18, 2023  the public
                        2       investors.
FirstName LastName
 Joy Weiss
FirstName  LastNameJoy WeissInc.
Tempo Automation  Holdings,
Comapany
January 18,NameTempo
            2023       Automation Holdings, Inc.
January
Page 3 18, 2023 Page 3
FirstName LastName
Management's Discussion and Analysis, page 58

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
8. We note the disclosure in your post-effective amendment filed on October 18, 2022 about projected revenue and an Adjusted EBITDA loss for the full year ending December 31,
         2023 of $17.3 million and $5.4 million, respectively and your updated guidance in your
         Form 8-K filed on December 16, 2022 about: (1) revenue is anticipated to be between $14 million and $17 million for the full year ending December 31, 2023; and (2)
         Adjusted EBITDA for the full year ending December 31, 2023 is expected to be between a $6.5 million loss and an $8.5 million loss. It appears that you have lowered your
         2023 projections. Please update your disclosure in Liquidity and Capital Resources, and
         elsewhere, to provide updated information about the company   s
financial position and
         further risks to the business operations and liquidity in light of these circumstances.
9. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
Executive and Director Compensation, page 91

10. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
Exhibits

11. Please revise the exhibit index to indicate that the common stock purchase agreement and the registration rights agreement with White Lion Capital, Inc. were filed as exhibits 10.1 and 10.2 to the Form 8-K filed on November 23, 2022.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Joy Weiss
Tempo Automation Holdings, Inc.
January 18, 2023
Page 4

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Legal
Branch Chief, at 202-551-3454 with any questions.



                                                           Sincerely,
FirstName LastNameJoy Weiss
                                                           Division of
Corporation Finance
Comapany NameTempo Automation Holdings, Inc.
                                                           Office of
Manufacturing
January 18, 2023 Page 4
cc:       Ryan J. Maierson
FirstName LastName